Exhibit 12.1
MIRANT NORTH AMERICA
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO AMOUNTS)

	Three months
	ended	Year ended		Year ended		Year ended		Year ended	Year ended
	March 31, 2006	December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002	December 31, 2001
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	423	(758)		91		(3,067)		309	754
Add (deduct) fixed charges:
Interest expense, net of amounts capitalized	38	783		13		247		205	249
Amortization of debt discounts and issuance costs	2	—		—		2		5	9
Interest factor on non-capitalized rentals	23	91		93		97		102	112

	486	116		197		(2,721)		621	1,124

Fixed charges:
Interest expense, net of amounts capitalized	38	783	(b)	13		247		205	249
Capitalized interest	1	—		—		2		30	23
Amortization of debt discounts and issuance costs	2	—		—		2		5	9
Interest factor on non-capitalized rentals	23	91		93		97		102	112

	64	874		106		348		342	393

Ratio of earnings to fixed charges(a)	7.59	0.13	(b)	1.86	(b)	(7.82	)(b)	1.82	2.86

(a)	The ratio of earnings to fixed charges above differs materially from the Consolidated Coverage Ratio Calculation as defined in the Indenture. See the “Description of notes—Certain definitions” for additional information on the Consolidated Coverage Ratio.

(b)	The Company discontinued recording interest on liabilities subject to compromise after the Petition Date in 2003. In the third quarter of 2005, the Company determined that it was probable that contractual interest on liabilities subject to compromise from the Petition Date would be incurred for certain claims expected to be allowed under the Plan. As a result, the Company recorded interest expense of approximately $749 million in 2005 on liabilities subject to compromise. The $749 million of interest expense included approximately $452 million related to $1.7 billion principal amount of Mirant Americas Generation senior notes maturing in 2011, 2021 and 2031, which were reinstated under the Plan. This debt is included in liabilities subject to compromise in the combined balance sheet as of December 31, 2004. However, the $1.7 billion principal amount of reinstated debt of Mirant Americas Generation is not an obligation of Mirant North America and is not included in the Company’s consolidated balance sheet at March 31, 2006 or December 31, 2005. For 2005, earnings would have been insufficient to cover fixed charges by $758.0 million. For 2003, earnings would have been insufficient to cover fixed charges by $3.069 billion. Earnings for the year ended December 31, 2003 included impairment losses of $3.030 billion.